Exhibit 99.1

Aurora Cannabis and EnWave Corporation Enter Global Licensing Arrangements

Establish Intellectual Property Partnership and $10 Million Strategic Equity Investment

NYSE | TSX: ACB
TSX-V: ENW

EDMONTON and VANCOUVER, April 26, 2019 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (NYSE: ACB) (Frankfurt: 21P; WKN: A1C4WM) and EnWave Corporation  (TSX-V:ENW) (FSE:E4U) ("EnWave") announced today that the companies have entered into a royalty-bearing commercial license agreement (the "License"), providing Aurora with the exclusive rights to EnWave's patented Radiant Energy Vacuum (REVTM) drying technology for the production of cannabis materials in the European Union, excluding Portugal. Aurora has also secured exclusive license options for both Australia and South America, excluding Peru, exercisable pursuant to minimum REV™ machine purchase order requirements. Additionally, Aurora has signed a non-exclusive sub-license (the "Sub-License") to use REV™ technology in Canada.

The companies furthermore announce that Aurora has placed a purchase order for two of EnWave's 120kW REVTM dehydration systems for its Aurora Sky and Aurora Sun facilities in Canada, as well as the intention to purchase a third 120kW REVTM dehydration system for its Aurora Nordic facility in Denmark within sixty days. The REVTM dehydration systems will be used to increase throughput of material for extraction and use in derivative cannabis products. Aurora has also acquired a 10kW pilot-scale REV™ machine for product development, protocol development and R&D.

Strategic Partnership Forged

EnWave's patented REV™ technology is a rapid, low temperature, continuous drying method that maintains the optimal terpene profile, flavour, as well as other product attributes during the drying process. The company's vacuum-microwave technology enables uniform drying with flexible moisture content, unattainable with freeze drying or air drying. Aurora and EnWave have agreed to enter into an Intellectual Property Agreement (the "IPA") with the intent to jointly-develop new innovations relating to REV™ technology that are applicable to the cannabis industry. All intellectual property developed under the IPA will be owned by EnWave, but any realizable commercial value will be shared on an undisclosed basis with Aurora. All other terms of the IPA are confidential.

Pursuant to the License, Aurora will share an undisclosed percentage of the royalties generated through the sub-licensing of EnWave's patent portfolio to sub-licensees in the jurisdictions where the Company holds the exclusive rights to REV™ technology. EnWave and Aurora will jointly benefit through economic alignment by working together to propagate the global cannabis industry with REV™ machinery.

Strategic Equity Investment

To further cement the economic alignment between the companies, Aurora has made a $10 million strategic equity investment in EnWave. Pursuant to the terms of a share purchase agreement between the parties dated April 25, 2019, Aurora has purchased 5,302,227 common shares in the capital of EnWave (the "EnWave Shares") at a deemed price of $1.886 per share, based on the volume weighted average trading price ("VWAP") for EnWave's shares on the TSX Venture Exchange (the "TSXV") for the five (5) consecutive trading days to and including April 22, 2019. As consideration for the EnWave Shares, Aurora issued to EnWave 840,576 common shares in the capital of Aurora (the "Aurora Shares") at a deemed price of $11.8966 per share, based on the VWAP for Aurora's shares on the Toronto Stock Exchange (the "TSX") for the five (5) consecutive trading days to and including April 22, 2019. The EnWave Shares represent approximately 4.91% of the issued and outstanding common shares of EnWave on a non-diluted basis.

EnWave received conditional approval for the transaction from the TSXV on April 12, 2019. The TSX and NYSE have conditionally approved the listing of the Aurora Shares on such exchanges. Each of the EnWave Shares and the Aurora Shares will be subject to a hold period of four months and one day from the date of issuance pursuant to applicable securities laws.

Management Commentary

"EnWave's technology offers very significant benefits that further improve the economic returns on our Sky Class facilities," said Terry Booth, CEO of Aurora. "The technology provides us with industrial-scale flow-through, reducing working capital requirements, accelerating time to market from harvest, as well as increasing our ability to produce bulk-sale cannabis for extraction and use in derivative products. Our ownership interest in EnWave and the exclusive license arrangement in many of our current and target markets creates the potential to generate additional financial synergies."

Brent Charleton, CEO of EnWave, stated, "EnWave's growth continues to accelerate, and we are delighted to have Aurora as an investor, industry partner and technology collaborator to further the enhancement and propagation of EnWave's REV™ drying technology. This partnership brings together two innovation leaders in the cannabis industry, and we look forward to working closely with the team at Aurora to deliver further value to our stakeholders."

CapEx and Working Capital Savings

Inclusion of EnWave's REV™ technology in the design of the Aurora Sun and Aurora Nordic facilities will result in significant CapEx savings on drying space (smaller footprint) and related HVAC investments. Inclusion of the technology in the existing Aurora Sky facility will also free up space, which can be repurposed to increase the economic output of the facility.

EnWave's REV™ technology furthermore reduces drying time from 5-7 days to less than one hour, resulting in significant working capital savings and speed to market of product. The technology has certain additional benefits, including the support of industrial scale flow-though, accelerating the ability for large-scale processing of cannabis and CBD-rich biomass into intermediate or finished product.

License Agreement Details

Aurora will have an exclusive license, with sub-licensing rights to EnWave's REV™ technology in the European Union (excluding Portugal) and exclusive options to secure the same rights in South America (excluding Peru) and Australia. Aurora will pay EnWave a royalty on all cannabis products processed using the REV™ machinery. Aurora will receive an undisclosed share of royalties derived from any cannabis product dried with  REV™ technology by sub-licensees in jurisdictions where it holds the exclusive license. Aurora will have a non-exclusive sub-license to the EnWave technology in Canada and will pay EnWave a royalty on cannabis product processed in Canada using REV™ machinery.

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 625,000 kg per annum and sales and operations in 24 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high-quality product at low cost. Intended to be replicable and scalable globally, our production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and low per gram production costs. Each of Aurora's facilities is built to meet EU GMP standards. EU GMP certification has been granted to Aurora's first production facility in Mountain View County, the MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 15 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia, HotHouse Consulting, MED Colombia, Agropro, Borela, ICC Labs, and Chemi Pharmaceutical – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Capcium Inc. (private), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), Alcanna Inc. (TSX: CLIQ) and High Tide Inc. (CSE: HITI).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com

About EnWave

EnWave Corporation, a Vancouver-based advanced technology company, has developed Radiant Energy Vacuum ("REV™") – an innovative, proprietary method for the precise dehydration of organic materials. EnWave has further developed patent-pending methods for uniformly drying and decontaminating cannabis through the use of REV™ technology, shortening the time from harvest to marketable cannabis products.

REV™ technology's commercial viability has been demonstrated and is growing rapidly across several market verticals in the food, and pharmaceutical sectors including legal cannabis. EnWave's strategy is to sign royalty-bearing commercial licenses with industry leaders in multiple verticals for the use of REV™ technology. The company has signed over twenty royalty-bearing licenses to date, opening up nine distinct market sectors for commercialization of new and innovative products. In addition to these licenses, EnWave has formed a Limited Liability Corporation, NutraDried Food Company, LLC, to develop, manufacture, market and sell all-natural cheese snack products in the United States under the Moon Cheese® brand.

EnWave has introduced REV™ as the new dehydration standard in the food and biological material sectors: faster and cheaper than freeze drying, with better end product quality than air drying or spray drying. EnWave currently has three commercial REV™ platforms:

1.	nutraREV® which is used in the food industry to dry food products quickly and at low-cost, while maintaining high levels of nutrition, taste, texture and colour;
2.	powderREV® which is used for the bulk dehydration of food cultures, probiotics and fine biochemicals such as enzymes below the freezing point, and
3.	quantaREV® which is used for continuous, high-volume low-temperature drying.

An additional platform, freezeREV®, is being developed as a new method to stabilize and dehydrate biopharmaceuticals such as vaccines and antibodies. More information about EnWave is available at www.enwave.net.

Neither the TSX, TSX Venture, NYSE, nor their Regulation Services Provider (as that term is defined in the policies of the TSX, TSX Venture and NYSE) accepts responsibility for the adequacy or accuracy of this release.

Terry Booth, CEO	Brent Charleton, CEO
Aurora Cannabis Inc.	EnWave Corporation

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur and include, but are not limited to, the  impact of the Enwave technology on Aurora's economic returns, working capital requirements, acceleration of time to market from harvest, ability to produce bulk cannabis for extraction, and the  significant CapEx savings,  as well as the potential development of new intellectual property  . These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Aurora Cannabis Inc.

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For further information: For Aurora: For Media: Heather MacGregor, +1.416.509.5416, heather.macgregor@auroramj.com; For Investors: Marc Lakmaaker, +1.647.269.5523, marc.lakmaaker@auroramj.com; Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com; U.S. Investors, Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com / ebarker@kcsa.com; For EnWave: Brent Charleton, CFA, +1. 778.378.9616, bcharleton@enwave.net; John P.A. Budreski, +1.416.930.0914, jbudreski@enwave.net; Deborah Honig, +1.647.203.8793, dhonig@enwave.net

CO: Aurora Cannabis Inc.

CNW 07:00e 26-APR-19